AB 3/7

UN
SECURITIES ANI
Washington, D.C.

08028454

SEC Mail Processing Section
FEB 29 2008
Washington, DC
103

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brentwood Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Division Street, Ste. 520
(No. and Street)

Nashville,	Tennessee	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Murphy — 615-690-1700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 150749	Nashville,	Tennessee	37215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

OATH OR AFFIRMATION

I, Kevin Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brentwood Capital Advisors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

ANGELA C. BARRETT
STATE OF TENNESSEE
NOTARY PUBLIC
SUMNER COUNTY

[signature]
Signature

Managing Partner
Title

[signature]
Notary Public

My Commission Expires April 5, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **(Not Required)**
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRENTWOOD
CAPITAL
ADVISORS

BRENTWOOD CAPITAL ADVISORS, LLC
Financial Statements
December 31, 2007

Table of Contents

PRICE CPAs
CONSULTING PLANNING ACCOUNTING

Independent Auditor's Report

The Members
Brentwood Capital Advisors, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Brentwood Capital Advisors, LLC as of December 31, 2007, and the related statements of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brentwood Capital Advisors, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs

Price CPAs, PLLC
February 28, 2008

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$	79,704
Accounts receivable, net of allowance for doubtful accounts		45,000
Prepaid expenses		10,000
		134,704
PROPERTY, PLANT AND EQUIPMENT, net		86,364
NOTE RECEIVABLE- MEMBER		25,000
TOTAL ASSETS	$	246,068

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	64,576
MEMBERS' EQUITY		181,492
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	246,068

See Independent Auditor's Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Operations and Members' Equity
For the Year Ended December 31, 2007

REVENUE	$ 2,458,237
OPERATING EXPENSES	1,523,148
Operating Income	935,089
OTHER INCOME (DEDUCTIONS)	
Other income	36,206
Interest income	5,427
Bonuses	(1,230,000)
401k profit sharing and defined benefit pension plans	(294,036)
Other Deductions	(1,482,403)
NET LOSS	(547,314)
MEMBERS' EQUITY AT BEGINNING OF YEAR	214,806
Contributions from Members	514,000
MEMBERS' EQUITY AT END OF YEAR	$ 181,492

See Independent Auditor's Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (547,314)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	35,142
Provision for bad debts	1,410
Decrease in operating assets:	
Accounts receivable	35,956
Decrease in operating liabilities:	
Accounts payable and accrued expenses	(245,565)
Total adjustments	(173,057)
Net cash used by operating activities	(720,371)
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments for the purchase of property, plant and equipment	(318)
Net cash used by investing activities	(318)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	514,000
Net cash provided by financing activities	514,000
NET DECREASE IN CASH	(206,689)
CASH - BEGINNING OF YEAR	286,393
CASH - END OF YEAR	$ 79,704

See Independent Auditor's Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Notes to the Financial Statements
December 31, 2007

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors in addition to providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), which is the newly formed governing body for the broker-dealer industry created by the July 2007 merger of NASD and NYSE Regulation.

Basis of presentation

The financial statements are prepared on the accrual basis.

Property and Equipment

Property and equipment is stated at cost. Expenses for repairs and maintenance are expensed as incurred. Depreciation is provided over the assets' estimated useful lives using the straight-line and declining-balance methods. Estimated useful lives range from 5-7 years.

Depreciation expense for the year ended December 31, 2007, totaled $35,142.

Income taxes

The Company is not a taxpaying entity for federal income tax purposes, and, accordingly, no income tax expense or benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' individual income tax returns.

Revenue recognition

Fees related to private placements of senior and subordinate debt, as well as equity securities are recognized upon the date of placement and financial advisory services fees are recognized as services are provided.

Marketing and promotion costs

Marketing and promotion costs are expensed as incurred and amounted to $135,858 in 2007.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a customer-by-customer basis based on payment history to determine the allowance for doubtful accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments approximate the carrying values of such amounts.

NOTE 2 - CREDIT RISK AND OTHER CONCENTRATIONS

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit of $100,000. The Company has not experienced any losses in such accounts. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT, net

A summary of property, plant and equipment, net as of December 31, 2007 is as follows:

Office Equipment	$ 62,108
Furniture and fixtures	137,862
	199,970
Accumulated depreciation	(113,606)
	$ 86,364

NOTE 4 - RETIREMENT PLANS

401(k) Profit Sharing Plan
The Company sponsors a 401(k) profit sharing plan for qualified employees. Company contributions are made at management's discretion but cannot exceed the amount deductible for federal income tax purposes.

Defined Benefit Plan
The Company entered into an arrangement during 2006 to provide the eligible employees with a cash balance pension plan. A cash balance pension plan operates as a defined benefit pension plan. Contributions from the Company are calculated annually at amounts deemed necessary by actuarial study to fund the Plan in accordance with the applicable minimum funding standards. Notwithstanding the foregoing, the Employer reserves the right to terminate this Plan at any time. As of December 31, 2007 there are ten participants in the plan. Contributions are based on the amount required to fund a projected annual benefit at the employees retirement date. Non-owner participants in the plan are credited with an amount equal to 1.5% of their compensation for the plan year. The owner participants reimburse the company for the amount of contribution required to fund their projected benefit. As of December 31, 2007 the Company has fully funded its obligation to the plan.

NOTE 5 – LINE OF CREDIT

The Company has a line of credit with Regions Bank in the amount of $500,000, which accrues interest at the bank's prime rate (7.25% at December 31, 2007). The line is guaranteed by the members of the Company and matures May 1, 2010. There was no balance due on the line of credit as of December 31, 2007.

NOTE 6 - LEASE COMMITMENTS

The Company utilizes office space under an operating lease. Rent expense under this lease amounted to $142,787 in 2007. A summary of future minimum payments under this lease as of December 31, 2007 is as follows:

Year	Amount
2008	$ 135,961
2009	138,408
2010	140,899
2011	143,435
2012	72,357
	$ 631,060

NOTE 7 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000. At December 31, 2007, the Company had net capital of $15,128, which was $10,128 in excess of its required net capital of $5,000.

NOTE 8 - COMMITMENTS

The Company signed an agreement with a local company, Nashville Hockey Club Limited Partnership, to contribute funds of $70,650 for marketing and advertising. This amount is due in four installments beginning on January 1, 2008 and ending on April 1, 2008. The total amount attributable to 2007 of $31,000, has been accrued and is included on the accompanying balance sheet within "accounts payable and accrued expenses."

NOTE 9 – SUBSEQUENT EVENTS

Line of Credit

Subsequent to December 31, 2007 and as of February 28, 2008, the Company has borrowed funds still outstanding in the amount of $90,000 on the line of credit with Regions Bank. See Note 5.

January Net Capital Computation

Based upon the Company's unaudited January 31, 2008 financial statements and corresponding net capital computation prepared by the Company's independent consultant, the Company is in violation of the minimum net capital requirement as defined in the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The members' of the company are currently taking corrective action to restore the capital necessary to meet the aforementioned net capital requirement. *See Note 7.*

BRENTWOOD
CAPITAL
ADVISORS

Supplemental Information
December 31, 2007

BRENTWOOD CAPITAL ADVISORS, LLC
Operating Expenses
For the Year Ended December 31, 2007

Salaries and benefits	$ 1,010,435
Advertising and promotion	150,758
Depreciation	35,142
Dues and subscriptions	6,594
Legal and professional	37,663
Licenses, bonds, and fees	300
Insurance	71,518
Miscellaneous	6,539
Office expenses	32,454
Rent	142,787
Repairs and maintenance	4,294
Other taxes	8,318
Telephone	7,117
Travel and entertainment	7,819
Bad debt expense	1,410
	$ 1,523,148

See Independent Auditor's Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2007

Total members' equity	$	181,492
Less non-allowable assets and haircuts:		
Property, plant and equipment, net		86,364
Note receivable – member		25,000
Accounts receivable		45,000
Prepaid expenses		10,000
Total non-allowable assets and haircuts		166,364
Net capital		15,128
Net capital required		5,000
Excess net capital	$	10,128
Reconciliation with Company's computation (included in Part II of form X-17A-5 as of December 31, 2007)		
Excess as reported in Company's Part II FOCUS report	$	38,991
Understated accounts payable		(28,400)
2007 401k profit sharing and defined benefit contributions		(463)
	$	10,128

BRENTWOOD CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2007

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2007

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2007

Not Applicable

BRENTWOOD CAPITAL ADVISORS, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
December 31, 2007

None

PRICE CPAs
CONSULTING PLANNING ACCOUNTING

Independent Auditor's Report On Internal Control Required by SEC Rule17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Members
Brentwood Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Brentwood Capital Advisors, LLC (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration on control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICE CPAs, PLLC

3825 Bedford Ave., Suite 202
P.O. Box 150749
Nashville, Tennessee 37215

Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com

A member of the American Institute of Certified Public Accountants

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price CPAs

Price CPAs, PLLC
February 28, 2008

END